SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PEOPLESOFT, INC.
(Name of Subject Company)

Private Capital Management, L.P.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

712713106
(CUSIP Number of Class of Securities)

Mr. Chad Atkins
Private Capital Management, L.P.
8889 Pelican Bay Blvd. Suite 500
Naples, FL  34108
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on
Behalf of the Person Filing Statement)

_ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Item 1. Subject Company Information

PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton CA 94588-8618
(925) 225-3000

Based on the amended Form 10-Q filed on November 12, 2004,
PeopleSoft, Inc. had 375,746,417 common shares outstanding.


Item 2. Identity and Background of Filing Person

The person filing this Schedule 14D-9 is Private Capital
Management, L.P. ("PCM").  PCM's business address is 8889
Pelican Bay Blvd. Suite 500, Naples, Florida 34108. PCM's business telephone number is (239) 254-2500.

PCM is a registered investment adviser under the Investment
Advisers Act of 1940. PCM is organized under the laws of the State of Delaware.

PCM has not, during the last five years, been convicted in any criminal proceedings.

PCM has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which PCM was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3. Past Contacts, Transactions, Negotiations and Agreements

Not applicable.


Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

      On November 1, 2004, Oracle Corporation ("Oracle") announced that it was amending its tender offer price to $24.00 per share of PeopleSoft common stock (the "Revised Offer") and extended the expiration date for the tender offer to midnight EST on November 19, 2004. On November 2, 2004, Oracle and
Pepper Acquisition Corp. ("Oracle Sub") filed with the SEC an amendment to their Tender Offer Statement on Schedule TO to reflect the revised price. Oracle and Oracle Sub most recently amended their Tender Offer Statement on Schedule TO by filing amendment no. 76 on November 12, 2004. PeopleSoft filed with the SEC amendment no. 44 to its Schedule 14D-9 on November 12, 2004. In that filing, PeopleSoft recommended that shareholders not tender their shares in response to the Revised Offer.

	On the basis of its review of public filings made by each of PeopleSoft and Oracle relating to the Revised Offer, PCM currently intends to not tender shares in response to the Revised Offer. As reflected on its most recent Schedule 13-F, filed on November 15, 2004, PCM held discretionary authority with respect to 35,117,354 shares of PeopleSoft common stock.

Reasons for the Recommendation

      Based on its review of the public filings made by each of PeopleSoft and Oracle relating to the Revised Offer, PCM has significant concerns as to whether the Revised Offer fully reflects the value PeopleSoft shareholders may realize over the intermediate term from PeopleSoft's continued operation as an independent company. PCM does not express any view as to whether it would tender shares in response to an offer by Oracle other than the Revised Offer.

Intent to Tender

PCM currently intends to not tender the PeopleSoft shares over which it holds discretionary authority in response to the Revised Offer. Further, based upon reasonable inquiry, PCM believes that each of its executive officers who holds shares of PeopleSoft currently intends not to tender shares in response to the Revised Offer.


Item 5. Person/Assets, Retained, Employed, Compensated or Used

Not applicable.


Item 6. Interest in Securities of the Subject Company

The following table sets forth PCM's transactions in shares of PeopleSoft common stock during the last
60 days. The table reflects transactions directed by PCM clients where PCM did not exercise sole investment discretion.

			      Average
		Number of     Price Per   Transaction
Date		Shares	      Share	  Effected

9/13/2004	400		19.77	  Open Market Sale
9/14/2004	1300		19.61	  Open Market Sale
9/21/2004	700		19.26	  Open Market Sale
9/22/2004	7100		19.27	  Open Market Sale
9/27/2004	5200		20.03	  Open Market Purchase
10/05/2004	800		22.80	  Open Market Sale
10/06/2004	2500		22.62	  Open Market Sale
10/11/2004	600		21.46	  Open Market Sale
10/12/2004	1100		21.45	  Open Market Sale
10/19/2004	5300		20.40	  Open Market Sale
10/21/2004	300		20.13	  Open Market Sale
10/25/2004	2800		19.77	  Open Market Sale
10/27/2004	2900		20.56	  Open Market Sale
10/29/2004      1700		20.52	  Open Market Sale
11/03/2004	700		22.75	  Open Market Sale
11/04/2004	3900		23.02	  Open Market Sale
11/10/2004	400		22.95	  Open Market Sale



Item 7. Purposes of the Transaction and Plans or Proposals

Not applicable.


Item 8. Additional Information

Not applicable.


Item 9. Exhibits

None

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PRIVATE CAPITAL MANAGEMENT, L.P.

By: /s/Gregg J. Powers
Gregg J. Powers
President